UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Announcement of Auditors by TXI


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: May 5, 2009


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                                  EXHIBIT

Exhibit Number         Description

1. Announcement of Auditors by TXI


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Tongxin International Appoints BDO Seidman as Independent Accountant


NEW YORK and CHANGSHA, China, May 5 - /PRNewswire-Asia-FirstCall/ -- Tongxin International, Ltd. ("Tongxin") ("Company") (Nasdaq: TXIC - News) a manufacturer of engineered commercial vehicle body structures ("EVBS"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the appointment of BDO Seidman as the Company's newly appointed accounting firm. David J. Brophy, Chair of the Company's audit Committee, confirmed the appointment of BDO Seidman, LLP ("BDO")as the Company's independent registered public accounting firm upon receipt of final acknowledgement from BDO. BDO will perform the Company's 2009 financial audit.

BDO is the U.S. Member Firm of BDO International, the fifth largest global accounting and consulting network. BDO offers a sophisticated array of services and access to global capabilities combined with local presence in China through BDO Wuhan Zhonghuan ("BDO Wuhan"). BDO Wuhan has now grown into one of the large-scale CPA firms in China.

BDO will work closely with Ms. Jackie Chang, the Company's Chief Financial & Accounting Officer, to achieve SOX compliance by the end of 2009. To assist the Company's SOX compliance goals, Ms. Chang has retained Ernst & Young to provide consulting assistance for all SOX related activities and Shanghai Water Star Info and Tech Co Ltd. to manage the implementation and training of the Company's dual-language Enterprise Resource Planning(ERP)system.



For more information, please contact:

John Mattio
HC International, Inc.
Tel: +1-914-669-5340
Email: john.mattio@hcinternational.net